==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                               Sunbeam Corporation
                            -------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.01 per share
              --------------------------------------------------
                         (Title of Class of Securities)

                                   867071 10 2
                              ---------------------
                                 (CUSIP Number)



                                Barry F. Schwartz
                               Mafco Holdings Inc.
                               35 East 62nd Street
                            New York, New York 10021
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 14, 1998
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


================================================================================

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP No. 867071 10 2                                    Page 2 of 6
----------------------------                            ------------------------


   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   RONALD O. PERELMAN
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   00
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|

--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   UNITED STATES
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        283,850

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        37,099,749

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        283,500

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        37,099,749

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         37,383,599
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   27.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP No. 867071 10 2                                    Page 3 of 6
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     MAFCO HOLDINGS INC.
         -----------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                    |_|
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   00
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        37,099,749

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-

   EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        37,099,749

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         37,099,749
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   26.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP No. 867071 10 2                                    Page 4 of 6
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     COLEMAN (PARENT) HOLDINGS INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                    |_|
--------------------------------------------------------------------------------

   4         SOURCE OF FUNDS
                   OO

--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        37,099,749

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-

   EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        37,099,749

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         37,099,749
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   26.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP No. 867071 10 2                                    Page 5 of 6
----------------------------                            -----------------------


            This Amendment No. 1 to the Statement on Schedule 13D amends the Statement on Schedule 13D filed on June 16, 1998, (as so amended, the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Sunbeam Corporation ("Sunbeam"). The principal executive offices of Sunbeam are located at 1615 South Congress Avenue, Delray Beach, Florida 33445. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.





 ITEM 3   Source and Amount of Funds or Other Consideration.

The following is added to the response to Item 3:


            On August 12, 1998, Parent Holdings entered into a Settlement Agreement (the "Settlement Agreement"), by and between Sunbeam and Parent Holdings, pursuant to which, in consideration of the provision by Parent Holdings to Sunbeam of certain executives and management support, and the release by Parent Holdings of certain claims that Parent Holdings may have against Sunbeam arising out of Sunbeam's acquisition of Parent Holdings' interest in Coleman, all as more fully set forth and described in the Settlement Agreement, Parent Holdings will be issued a Warrant (the "Warrant") to purchase 23,000,000 Shares, on the terms, described further under Item 4 and as set forth in the Warrant, and will enter into an amendment (the "Amendment") to the Registration Rights Agreement, dated as of March 29, 1998, by and between Sunbeam and Parent Holdings (the "Registration Rights Agreement").

            The Settlement Agreement and the form of Warrant and Amendment to be entered into pursuant thereto, each of which is filed as an exhibit hereto, are hereby incorporated herein by reference and the description herein of the Settlement Agreement and the Warrant and Amendment to be entered into pursuant thereto are qualified in their entirety by reference thereto.



 ITEM 4   Purpose of the Transaction.

The following is added to the response to Item 4:

      Settlement Agreement and Issuance of the Warrant
      ------------------------------------------------

            On August 12, 1998, Parent Holdings entered into the Settlement Agreement with Sunbeam. Pursuant to the Settlement Agreement, Parent Holdings will be issued the Warrant to purchase 23,000,000 Shares. The Warrant is immediately exercisable, has a term a five years from the date of issuance and has an exercise price of $7.00 per Share. The Warrant contains customary anti-dilution provisions. See also the matters described and incorporated by reference above under Item 3. Also pursuant to the Settlement Agreement, Sunbeam and Parent Holdings agreed to enter into the Amendment.

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP No. 867071 10 2                                    Page 5 of 6
----------------------------                            -----------------------


            Pursuant to the terms of the Settlement Agreement and as more fully set forth therein, the Reporting Persons have agreed to certain restrictions on the transfer of certain of the Shares previously owned by them, and on certain of the Warrants and the Shares issuable pursuant thereto. The Settlement Agreement and the form of Warrant and Amendment to be entered into pursuant thereto, each of which is filed as an exhibit hereto, are hereby incorporated herein by reference and the description herein of the Settlement Agreement and the Warrant and Amendment to be entered into pursuant thereto are qualified in their entirety by reference thereto.


 ITEM 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following is added to the response to Item 6:

            The Warrant and any Shares issued upon exercise of the Warrant are or may be from time to time pledged to secure certain obligations.


 ITEM 7   Material to be Filed as Exhibits.

The following are additional exhibits to the Schedule 13D:

            4.1 Form of Warrant for the Purchase of Shares of Common Stock of Sunbeam Corporation (filed as Exhibit A to Exhibit 10.2 hereto)

            10.2 Settlement Agreement, dated as of August 12, 1998, by and between Sunbeam Corporation and Coleman (Parent) Holdings Inc.

            10.3 Form of Amendment to Registration Rights Agreement, by and among Sunbeam Corporation and Coleman (Parent) Holdings Inc. (filed as Exhibit B to Exhibit 10.3 hereto)

                                  SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 14, 1998




                                    MAFCO HOLDINGS INC.



                                    By: /s/ Glenn P. Dickes
                                       Name:  Glenn P. Dickes
                                       Title: Senior Vice President

                              INDEX OF EXHIBITS


     Exhibit            Description

       2.1* Agreement and Plan of Merger, dated as of February 27, 1998, by and among Sunbeam Corporation, Camper Acquisition Corp. and The Coleman Company, Inc.

       4.1 Form of Warrant for the Purchase of Shares of Common Stock of Sunbeam Corporation (filed as Exhibit A to
                        Exhibit 10.2 hereto).

      10.1* Agreement and Plan of Merger, dated as of February 27, 1998, by and among Sunbeam Corporation, Camper Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc.

      10.2 Settlement Agreement, dated as of August 12, 1998, by and between Sunbeam Corporation and Coleman (Parent) Holdings Inc.

      10.3 Form of Amendment to Registration Rights Agreement, by and among Sunbeam Corporation and Coleman (Parent) Holdings Inc. (filed as Exhibit B to Exhibit 10.3 hereto).

      99.1*             Joint Filing Agreement.




________________________

*  Previously filed.